Filed Pursuant to Rule 433

Registration No. 333-158663

Subject to Completion

Preliminary Term Sheet dated December 1, 2009

The notes are being offered by Bank of America Corporation (“BAC”). The notes will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” on page TS-5 of this term sheet and “Risk Factors” beginning on page S-9 of product supplement LS-2. The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) and its broker-dealer affiliate First Republic Securities Company, LLC (“First Republic”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$0.20	$
Proceeds, before expenses, to Bank of America Corporation	$9.80	$

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $0.15 per unit, respectively.

*Depending on the date the notes are priced for initial sale to the public (the “pricing date”), which may be in December 2009 or January 2010, the settlement date may occur in December 2009 or January 2010, and the maturity date may occur in February or March 2011. Any reference in this term sheet to the month in which the pricing date, settlement date, or maturity date will occur is subject to change as specified above.

Merrill Lynch & Co.

December     , 2009

Units

Long Short Notes

Linked to the Dow Jones STOXX 600®/Nikkei 225

Long Short Index

due February     , 2011

Term Sheet No.

Expected Pricing Date* December     , 2009

Settlement Date* December , 2009

Maturity Date* February     , 2011

CUSIP No. Long Short Notes

Linked to a composite index consisting of a leveraged long position in the Dow Jones STOXX 600® Index and a short position in the Nikkei 225 Index (the “Composite Index”)

1-to-1 exposure to any increase or decrease in level of the Composite Index, with no upside or downside limit

Unless earlier redeemed, the Redemption Amount will include a Supplemental Payment at Maturity equal to 2.50% of the Original Offering Price

No periodic interest payments

A maturity of approximately 14 months

Subject to early redemption if the closing level of the Composite Index is equal to or less than 25

Payments on the notes are subject to the credit risk of Bank of America Corporation

No listing on any securities exchange

This debt is not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program

STRUCTURED INVESTMENTS

PRINCIPAL PROTECTION

ENHANCED INCOME MARKET PARTICIPATION

ENHANCED PARTICIPATION

Summary

The Long Short Notes Linked to the Dow Jones STOXX 600®/Nikkei 225 Long Short Index, due February     , 2011 (the “notes”) are our senior unsecured debt securities and are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BAC.

The notes are designed for investors seeking exposure to a leveraged long position in the Dow Jones STOXX 600® Index and a short position in the Nikkei 225 Index. The Dow Jones STOXX 600®/Nikkei 225 Long Short Index (the “Composite Index”) will reflect a leveraged long position in the Dow Jones STOXX 600® Index (the “Long Component”) equal to 150% of the initial level of the Composite Index and a short position in the Nikkei 225 Index (the “Short Component”) equal to -50% of the initial level of the Composite Index.

Investors will participate on a 1-for-1 basis in any increase or decrease in the level of the Composite Index from the Starting Value of the Composite Index, determined on the pricing date, to the Ending Value of the Composite Index, determined during the Maturity Valuation Period. Unless we redeem the notes before the maturity date, the Redemption Amount will include a Supplemental Payment at Maturity equal to $0.25 per unit. Investors must be willing to forgo interest payments on the notes and be willing to accept a repayment that may be less, and potentially significantly less, than the Original Offering Price.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement LS-2. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Terms of the Notes

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10 per unit
Term:	Approximately 14 months
Composite Index:	The Dow Jones STOXX 600®/Nikkei 225 Long Short Index
Long Component:	Dow Jones STOXX 600® Index (Initial Component Weight: 150.00%)
Short Component:	Nikkei 225 Index (Initial Component Weight: -50.00%)
Starting Value:	The Starting Value will be set to 100.00 on the pricing date.
Ending Value:	The average of the closing levels of the Composite Index on each scheduled calculation day during the Maturity Valuation Period (or in the case of an early redemption, during the Early Valuation Period). If it is determined that a scheduled calculation day is not a Market Measure Business Day, or if a Market Disruption Event occurs on a scheduled calculation day, then the Ending Value will be determined as more fully described in product supplement LS-2.
Maturity Valuation Period:	Five scheduled calculation days shortly before the maturity date, determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the notes.
Supplemental Payment at Maturity:	$0.25 per unit (2.50% of the Original Offering Price)
Early Redemption Value:	25.00
Calculation Agent:	MLPF&S, a subsidiary of BAC

Determining the Redemption Amount for the Notes

Payment at Maturity:

On the maturity date, unless the notes have been redeemed early, you will receive the “Redemption Amount” per unit, which will be based primarily on the percentage change of the level of the Composite Index from the Starting Value to the Ending Value and will equal:

$10 x	(	Ending Value Starting Value	)	+	Supplemental at Payment at Maturity

If the Ending Value is less than the Starting Value, you may receive a payment that is less, and possibly significantly less, than the Original Offering Price per unit.

Early Redemption:

If, on any date before the Maturity Valuation Period, the closing level of the Composite Index is equal to or less than the Early Redemption Value, we will redeem all and not less than all of the notes on the fifth business day following that date (the “Early Redemption Date”). If the notes are redeemed prior to the maturity date, you will receive the Redemption Amount per unit on the Early Redemption Date, calculated as described in the “Early Redemption” section on page TS-6 of this term sheet and in product supplement LS-2. You will not be charged any Early Redemption Fee in the event of an early redemption. However, the Redemption Amount will not include the Supplemental Payment at Maturity if we redeem the notes before the maturity date.

Hypothetical Redemption Amounts

Examples

Set forth below are six examples of Redemption Amount calculations (rounded to two decimal places) payable at maturity, assuming:

•

Hypothetical Component Ratios based upon the closing levels of the Long Component and the Short Component on November 19, 2009. The hypothetical Component Ratios and related calculations are described in more detail in the section entitled “Description of the Notes—The Composite Index” in product supplement LS-2. You are encouraged to read that section of the product supplement in order to fully understand the examples below.

•

The closing level of the Composite Index was not equal to or less than the Early Redemption Value on any trading day before the Maturity Valuation Period. Therefore, the notes were not subject to early redemption.

For each Market Measure Component, the following table sets forth the closing level on November 19, 2009, the hypothetical Component Ratios, and the hypothetical average of the closing levels for each Market Measure Component during the Maturity Valuation Period. In addition, for the Composite Index, the following table sets forth the Starting Value and the hypothetical Ending Value based upon the sum of the products of the hypothetical average closing levels of the Long Component and the Short Component during the Maturity Valuation Period and their hypothetical Component Ratios.

Market Measure Component	Starting Value	Hypothetical Component Ratio	Hypothetical Average Closing Level/Ending Value
			Example 1	Example 2	Example 3	Example 4	Example 5	Example 6
Dow Jones STOXX 600® Index (Long Component)	245.52	0.61094819	257.80	257.80	257.80	203.78	233.24	233.24
Nikkei 225 Index (Short Component)	9,549.47	-0.00523589	10,026.94	11,172.88	9,072.00	10,026.94	9,072.00	7,926.06

Composite Index	100.00		105.00	99.00	110.00	72.00	95.00	101.00

Hypothetical Redemption Amount per unit(1)			$10.75	$10.15	$11.25	$7.45	$9.75	$10.35

(1)	The hypothetical Redemption Amount includes the Supplemental Payment at Maturity of $0.25 per unit (2.50% of the Original Offering Price).

Example 1 — The level of each Market Measure Component has increased by 5%:

Redemption Amount (per unit)	= $10 x	(105 100)	+ $0.25 = $10.75

Example 2 — The level of the Long Component has increased by 5% and the level of the Short Component has increased by 17%:

Redemption Amount (per unit)	= $10 x	(99 100)	+ $0.25 = $10.15

Example 3 — The level of the Long Component has increased by 5% and the level of the Short Component has decreased by 5%:

Redemption Amount (per unit)	= $10 x	(110 100)	+ $0.25 = $11.25

Example 4 — The level of the Long Component has decreased by 17% and the level of the Short Component has increased by 5%:

Redemption Amount (per unit)	= $10 x	(72 100)	+ $0.25 = $7.45

Example 5 — The level of each Market Measure Component has decreased by 5%:

Redemption Amount (per unit)	= $10 x	(95 100)	+ $0.25 = $9.75

Example 6 — The level of the Long Component has decreased by 5% and the level of the Short Component has decreased by 17%:

Redemption Amount (per unit)	= $10 x	(101 100)	+ $0.25 = $10.35

The following table illustrates, for the Starting Value of 100.00 and a range of hypothetical Ending Values:

▪	the percentage change from the Starting Value to the hypothetical Ending Value;
▪	the hypothetical Redemption Amount payable at maturity per unit (rounded to two decimal places);
▪	the pretax annualized rate of return to holders of the notes; and
▪

the pretax annualized rate of return on a hypothetical investment in the applicable long and short positions in the stocks underlying the Market Measure Components (the “Component Stocks”), which includes an assumed aggregate dividend yield of 3.46% per annum and 1.70% per annum, as more fully described below.

This table assumes that the closing level of the Composite Index is not equal to or less than the Early Redemption Value on any date before the Maturity Valuation Period. Therefore, the notes were not subject to early redemption.

Hypothetical Ending Value	Percentage Change from the Starting Value to the Hypothetical Ending Value	Hypothetical Redemption Amount per Unit(1)	Total Rate of Return on the Notes	Pretax Annualized Rate of Return on the Notes(2)	Pretax Annualized Rate of Return of the Component Stocks(2)(3)
60.00	-40.00%	$6.25	-37.50%	-36.49%	-34.98%
70.00	-30.00%	$7.25	-27.50%	-25.75%	-24.01%
80.00	-20.00%	$8.25	-17.50%	-15.83%	-13.90%
90.00	-10.00%	$9.25	-7.50%	-6.57%	-4.49%
100.00(4)	0.00%	$10.25	2.50%	2.13%	4.34%
110.00	10.00%	$11.25	12.50%	10.35%	12.68%
120.00	20.00%	$12.25	22.50%	18.17%	20.59%
130.00	30.00%	$13.25	32.50%	25.64%	28.14%
140.00	40.00%	$14.25	42.50%	32.78%	35.36%

(1)	The hypothetical Redemption Amount includes the Supplemental Payment at Maturity of $0.25 per unit (2.50% of the Original Offering Price).

(2)	The annualized rates of return specified in this column are calculated on a semi-annual bond equivalent basis and assume an investment term from November 25, 2009 to January 25, 2011, a term expected to be similar to that of the notes.

(3)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the Component Stocks included in both the Long Component and the Short Component which results in an aggregate percentage change in the Market Measure Components that equals the percentage change in the Composite Index from the Starting Value to the relevant hypothetical Ending Value;

(b)	a constant dividend yield of 3.46% per annum for the Component Stocks included in the Long Component and 1.70% per annum for the Component Stocks included in the Short Component (dividends paid on stocks included in the Long Component will increase this rate of return while dividends paid on stocks included in the Short Component will decrease this rate of return); and

(c)	no transaction fees or expenses.

(4)	The Starting Value will be set to 100.00 on the pricing date.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Component Ratios, Ending Value, and the term of your investment.

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections included in product supplement LS-2 and the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	Your investment may result in a loss; there is no guaranteed return of principal.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	The long and short positions of the Market Measure Components will have a substantial effect on the level of the Composite Index, and in turn, the value of the notes.

▪	Your investment return, if any, may be less than a comparable investment directly in the components of each Market Measure Component.

▪	You must rely on your own evaluation of the merits of an investment linked to the Composite Index.

▪

In seeking to provide you with what we believe to be commercially reasonable terms for the notes while providing the selling agents with compensation for their services, we have considered the costs of developing, hedging, and distributing the notes.

▪	The publisher of each Market Measure Component may adjust that Market Measure Component in a way that affects its level, and those publishers have no obligation to consider your interests.

▪	A trading market is not expected to develop for the notes.

▪	The Redemption Amount will not be affected by all developments relating to the Composite Index.

▪

You will have no rights of a holder of the securities represented by the Market Measure Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

▪	Your return on the notes may be affected by factors affecting the international securities markets.

▪

While we or our affiliates may from time to time own shares of companies included in the Market Measure Components, we do not control any company included in any Market Measure Component and are not responsible for any disclosure made by any other company.

▪

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than their Original Offering Price.

▪	Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes.

▪	Purchases and sales by us and our affiliates of shares of companies included in the Market Measure Components may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return on the notes and their market value.

▪	Our business activities relating to the companies represented by the Market Measure Components may create conflicts of interest with you.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” in product supplement LS-2.

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the level of the Dow Jones STOXX 600® Index will increase, and that the level of the Nikkei 225 Index will decrease, from the pricing date to the Maturity Valuation Period.

▪	You accept that your investment may result in a loss, which could be significant, if the level of the Composite Index decreases from the Starting Value to the Ending Value.

▪	You accept that your notes may be redeemed by us prior to maturity, in which case the Redemption Amount will not include the Supplemental Payment at Maturity.

▪	You are willing to forgo interest payments on the notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You seek exposure to the Market Measure Components with no expectation of dividends or other benefits of owning the stocks included in the Market Measure Components.

▪

You are willing to accept that a trading market is not expected to develop for the notes. You understand that secondary market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payments on which depend on our creditworthiness, as the issuer of the notes.

The notes may not be an appropriate investment for you if:

▪	You anticipate that the level of the Dow Jones STOXX 600® Index will decrease, or that the level of the Nikkei 225 Index will increase, from the pricing date to the Maturity Valuation Period.

▪

You anticipate that the level of the Composite Index will decrease from the Starting Value to the Ending Value or that the level of the Composite Index will not increase sufficiently over the term of the notes to provide you with your desired return.

▪	You seek principal protection or preservation of capital.

▪	You want to hold your notes for the full term, without the possibility that the notes may be redeemed prior to maturity.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on the stocks included in the Market Measure Components.

▪	You seek assurances that there will be a liquid market if and when you want to sell the notes prior to maturity.

▪	You are unwilling or unable to assume the credit risk associated with us, as the issuer of the notes.

Early Redemption

If we redeem the notes prior to maturity because the closing level of the Composite Index is equal to or less than the Early Redemption Value before the Maturity Valuation Period, you will receive on the Early Redemption Date the Redemption Amount. You will not be charged any Early Redemption Fee in the event of an early redemption. However, the Redemption Amount will not include the Supplemental Payment at Maturity. The calculation of the Redemption Amount to be paid on the Early Redemption Date is more fully described in product supplement LS-2.

In calculating the Redemption Amount payable on the Early Redemption Date, the Ending Value will be determined by the calculation agent and will equal the average of the closing levels of the Composite Index during the Early Valuation Period.

The “Early Valuation Period” means the two calculation days immediately succeeding the date the level of the Composite Index was equal to or less than the Early Redemption Value.

A “calculation day” means any Market Measure Business Day on which a Market Disruption Event has not occurred.

Other Terms of the Notes

Market Measure Business Day

The following definition shall supersede and replace the definition of a “Market Measure Business Day” set forth in product supplement LS-2.

A “Market Measure Business Day” means a day on which:

(A) (i) the New York Stock Exchange, the Nasdaq Stock Market, the London Stock Exchange, the Frankfurt Stock Exchange, and the Paris Bourse (as to the Dow Jones STOXX 600® Index) and (ii) the New York Stock Exchange, the Nasdaq Stock Market, and the Tokyo Stock Exchange (as to the Nikkei 225 Index) (or any successor to the foregoing exchanges) are open for trading; and

(B) the Market Measure Components or any successors thereto are calculated and published.

Other Provisions

We may deliver the notes against payment therefor in New York, New York on a date that is more than three business days after the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase the notes, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic acting as a principal in effecting the transaction for your account.

Supplement to the Plan of Distribution

MLPF&S and First Republic, each a broker-dealer subsidiary of BAC, are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate as selling agents in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of NASD Rule 2720. Under our distribution agreement with the selling agents, MLPF&S will purchase the notes from us on the issue date as principal at the purchase price indicated on the cover of this term sheet, less the indicated underwriting discount. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units.

MLPF&S and First Republic may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the notes but are not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S and First Republic may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Composite Index

The Composite Index is designed to allow investors to participate in the percentage change in the value of a leveraged long position in the Dow Jones STOXX 600® Index and a short position in the Nikkei 225 Index from the Starting Value to the Ending Value of the notes. The Market Measure Components are described in the section below. Each Market Measure Component has been assigned a weighting that reflects the relative contribution of that Market Measure Component to the level of the Composite Index. The positive weighting of 150% of the initial level of the Composite Index in the Long Component indicates a leveraged long position in the Long Component. The negative weighting of 50% of the initial level of the Composite Index in the Short Component indicates a short position in the Short Component.

The information on the Composite Index provided in this term sheet should be read together with the discussion under the heading “Description of the Notes—The Composite Index” in product supplement LS-2.

If November 19, 2009 were the pricing date, for each Market Measure Component, the weighting, closing level, hypothetical Component Ratio, and initial Composite Index contribution would be as follows:

Market Measure Component	Bloomberg Symbol	Initial Weighting	Closing Level(1)	Hypothetical Component Ratio(2)	Composite Index Contribution
Dow Jones STOXX 600® Index	SXXP	150.00%	245.52	0.61094819	150.00
Nikkei 225 Index	NKY	-50.00%	9,549.47	-0.00523589	-50.00

			Starting Value:		100.00

(1)	This was the closing level of the Market Measure Component on November 19, 2009.

(2)	The hypothetical Component Ratio equals the weighting of the Market Measure Component (as a percentage) multiplied by 100.00, and then divided by the closing level of that Market Measure Component on November 19, 2009 and rounded to eight decimal places. The actual Component Ratios will be determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the notes.

While historical information on the Composite Index will not exist before the pricing date, the following graph sets forth the hypothetical historical monthly performance of the Composite Index in the period from January 2004 through October 2009, based upon historical levels of each Market Measure Component, the hypothetical Component Ratios, and a Composite Index level of 100.00 on November 19, 2009. This hypothetical historical data on the Composite Index is not necessarily indicative of the future performance of the Composite Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Composite Index during any period set forth below is not an indication that the Composite Index is more or less likely to increase or decrease at any time over the term of the notes.

The Market Measure Components

All disclosures contained in this term sheet regarding the Market Measure Components, including, without limitation, their make-up, method of calculation, and changes in their components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by STOXX Limited (“STOXX”) and Nikkei Inc. (together, the “Index Publishers”). The Index Publishers have no obligation to continue to publish, and may discontinue publication of, the Market Measure Components. The consequences of the Index Publishers discontinuing publication of the Market Measure Components are discussed in the section of product supplement LS-2 entitled “Description of the Notes—Discontinuance of a Market Measure Component.” None of us, the calculation agent, or any selling agent accepts any responsibility for the calculation, maintenance, or publication of any of the Market Measure Components or any successor index.

The Long Component—The Dow Jones STOXX 600® Index

The Dow Jones STOXX 600® Index is proprietary and copyrighted material. The Dow Jones STOXX 600® Index and the related trademarks have been licensed for certain purposes by us. Neither STOXX nor Dow Jones & Company, Inc. (“Dow Jones”) sponsors, endorses, or promotes the notes based on the Dow Jones STOXX 600® Index.

The Dow Jones STOXX 600® Index was created by STOXX, a joint venture between Deutsche Börse AG, Dow Jones, and SIX Swiss Exchange AG. Publication of the Dow Jones STOXX 600® Index began in on June 15, 1998, based on an initial index level of 100 at December 31, 1991.

Composition and Maintenance of the Dow Jones STOXX 600® Index

The Dow Jones STOXX 600® Index is composed of 600 component stocks of market sector leaders from within the Dow Jones EURO STOXX® Total Market Index, which includes stocks selected from the Eurozone. The component stocks represent large, mid, and small capitalization companies across 18 countries of the European region: Austria, Belgium, Denmark, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, and the United Kingdom. Set forth below are the country weightings and market sector weightings of the securities included in the Dow Jones STOXX 600® Index as of November 30, 2009:

Country Weightings		Industrial Sector Weightings
The United Kingdom	31.35%	Financials	25.18%
France	16.13%	Consumer Goods	13.41%
Switzerland	11.68%	Industrials	10.56%
Germany	11.72%	Oil & Gas	10.12%
Spain	7.04%	Health Care	9.43%
Italy	5.28%	Basic Materials	8.89%
The Netherlands	4.11%	Telecommunications	6.78%
Sweden	3.77%	Consumer Services	6.46%
Finland	1.74%	Utilities	6.20%
Denmark	1.39%	Technology	2.96%
Belgium	1.37%	Total	100%
Norway	1.29%
Greece	0.75%
Luxembourg	0.61%
Austria	0.60%
Portugal	0.60%
Ireland	0.57%
Total	100%

The Dow Jones STOXX 600® Index is reviewed quarterly, based on the closing stock data on the last Thursday prior to the review. The component stocks are announced on the fourth Tuesday prior to the review implementation month. Changes to the component stocks are implemented on every third Friday of a quarter end month (i.e., March, June, September, and December). Changes in the composition of the Dow Jones STOXX 600® Index are made to ensure that the Dow Jones STOXX 600® Index includes the largest 600 companies from within the Dow Jones EURO STOXX® Total Market Index and that, for each company, only the more liquid stocks are included.

The free float factors for each component stock used to calculate the Dow Jones STOXX 600® Index, as described below, are reviewed, calculated, and implemented on a quarterly basis and are fixed until the next quarterly review.

The Dow Jones STOXX 600® Index is also reviewed on an ongoing basis. Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings, and bankruptcy) that affect the Dow Jones STOXX 600® Index composition are immediately reviewed. Any changes are announced, implemented, and become effective in line with the type of corporate action, the indices affected, and the magnitude of the effect.

Computation of the Dow Jones STOXX 600® Index

The Dow Jones STOXX 600® Index is calculated with the “Laspeyres formula,” which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the Dow Jones STOXX 600® Index value can be expressed as follows:

Dow Jones STOXX 600® Index =	free float market capitalization of the Dow Jones STOXX 600® Index at the time divisor of the Dow Jones STOXX 600® Index at the time

The “free float market capitalization of the Dow Jones STOXX 600® Index” is equal to the sum of the products of the closing price, number of shares, free float factor, weighting cap factor, and the exchange rate from local currency into the index currency for the component company as of the time that the Dow Jones STOXX 600® Index is being calculated.

The divisor of the Dow Jones STOXX 600® Index is adjusted to maintain the continuity of the Dow Jones STOXX 600® Index’s values across changes due to corporate actions, such as cash dividends, rights offerings, stock dividends from treasury shares, repurchases of shares and self tender, and spin-offs.

STOXX does not guarantee the accuracy or the completeness of the Dow Jones STOXX 600® Index or any data included in the Dow Jones STOXX 600® Index. STOXX assumes no liability for any errors, omissions, or disruption in the calculation and dissemination of the Dow Jones STOXX 600® Index. STOXX disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Dow Jones STOXX 600® Index or the manner in which the Dow Jones STOXX 600® Index is applied in determining the amount payable on the notes at maturity or early redemption.

The following graph sets forth the monthly historical performance of the Dow Jones STOXX 600® Index in the period from January 2004 through October 2009. This historical data on the Dow Jones STOXX 600® Index is not necessarily indicative of the future performance of the Dow Jones STOXX 600® Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Dow Jones STOXX 600® Index during any period set forth below is not an indication that the level of the Dow Jones STOXX 600® Index is more or less likely to increase or decrease at any time over the term of the notes. On November 19, 2009, the closing level of the Dow Jones STOXX 600® Index was 245.52

Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the Dow Jones STOXX 600® Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Dow Jones STOXX 600® Index and financial markets generally exhibiting greater volatility than in earlier periods.

License Agreement

We have entered into a non-exclusive license agreement with STOXX providing for the license to us and certain of our affiliated or subsidiary companies, in exchange for a fee, of the right to use indices owned and published by STOXX (including the Dow Jones STOXX 600® Index) in connection with certain securities, including the notes.

The license agreement between us and STOXX requires that the following language be stated in this term sheet:

STOXX and Dow Jones have no relationship to us, other than the licensing of the Dow Jones STOXX 600® Index and the related trademarks for use in connection with the notes. STOXX and Dow Jones do not:

•	sponsor, endorse, sell, or promote the notes;

•	recommend that any person invest in the notes or any other securities;

•	have any responsibility or liability for or make any decisions about the timing, amount, or pricing of the notes;

•	have any responsibility or liability for the administration, management, or marketing of the notes; or

•	consider the needs of the notes or the holders of the notes in determining, composing, or calculating the Dow Jones STOXX 600® Index, or have any obligation to do so.

STOXX and Dow Jones will not have any liability in connection with the notes. Specifically:

•	STOXX and Dow Jones do not make any warranty, express or implied, and disclaim any and all warranty concerning:

•

the results to be obtained by the notes, the holders of the notes or any other person in connection with the use of the Dow Jones STOXX 600® Index and the data included in the Dow Jones STOXX 600® Index;

•	the accuracy or completeness of the Dow Jones STOXX 600® Index and its data;

•	the merchantability and the fitness for a particular purpose or use of the Dow Jones STOXX 600® Index and its data;

•	STOXX and Dow Jones will have no liability for any errors, omissions, or interruptions in the Dow Jones STOXX 600® Index or its data; and

•

Under no circumstances will STOXX or Dow Jones be liable for any lost profits or indirect, punitive, special, or consequential damages or losses, even if STOXX or Dow Jones knows that they might occur.

The licensing agreement between us and STOXX is solely for their benefit and our benefit, and not for the benefit of the holders of the notes or any other third parties.

The Short Component — The Nikkei 225 Index

The Nikkei 225 Index is a stock index calculated, published, and disseminated by Nikkei Inc. that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Index is currently based on 225 stocks (each, a “Nikkei 225 Index Stock”) trading on the Tokyo Stock Exchange (“TSE”) and represents a broad cross-section of Japanese industry. All 225 of the Nikkei 225 Index Stocks that are components of the Nikkei 225 Index are stocks listed in the First Section of the TSE. Nikkei 225 Index Stocks listed in the First Section are among the most actively traded stocks on the TSE. Futures and options contracts on the Nikkei 225 Index are traded on the Singapore International Monetary Exchange, the Osaka Securities Exchange, and the Chicago Mercantile Exchange.

The Nikkei 225 Index is a modified, price-weighted index. Each Nikkei 225 Index Stock’s weight in the Nikkei 225 Index is based on its price per share rather than the total market capitalization of the issuer. Nikkei Inc. calculates the Nikkei 225 Index by multiplying the per share price of each Nikkei 225 Index Stock by the corresponding weighting factor for that Nikkei 225 Index Stock (a “Weight Factor”), calculating the sum of all these products and dividing that sum by a divisor. The divisor, initially set on May 16, 1949 at 225, was set at 24.656 on April 12, 2009, and is subject to periodic adjustments as set forth below. Each Weight Factor is computed by dividing ¥50 by the par value of the relevant Nikkei 225 Index Stock, so that the share price of each Nikkei 225 Index Stock when multiplied by its Weight Factor corresponds to a share price based on a uniform par value of ¥50. Each Weight Factor represents the number of shares of the related Nikkei 225 Index Stock which are included in one trading unit of the Nikkei 225 Index. The stock prices used in the calculation of the Nikkei 225 Index are those reported by a primary market for the Nikkei 225 Index Stocks, currently the TSE. The level of the Nikkei 225 Index is calculated once per minute during TSE trading hours.

In order to maintain continuity in the level of the Nikkei 225 Index in the event of certain changes due to non-market factors affecting the Nikkei 225 Index Stocks, such as the addition or deletion of stocks, substitution of stocks, stock dividends, stock splits, or distributions of assets to stockholders, the divisor used in calculating the Nikkei 225 Index may be adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Nikkei 225 Index. The divisor remains at the new value until a further adjustment is necessary as the result of another change. In the event of a change affecting any Nikkei 225 Index Stock, the divisor will be adjusted in such a way that the sum of all share prices immediately after the change multiplied by the applicable Weight Factor and divided by the new divisor, i.e., the level of the Nikkei 225 Index immediately after the change, will equal the level of the Nikkei 225 Index immediately prior to the change.

Nikkei 225 Index Stocks may be deleted from or added to the Nikkei 225 Index by Nikkei Inc. However, to maintain continuity in the Nikkei 225 Index, the general policy of Nikkei Inc. is not to alter the composition of the Nikkei 225 Index Stocks except when an Nikkei 225 Index Stock is deleted in accordance with certain criteria. Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the Nikkei 225 Index Stocks: bankruptcy of the issuer; merger of the issuer into, or acquisition of the issuer by, another company; delisting of the stock or transfer of the stock to the “Seiri Post” because of excess debt of the issuer or because of any other reason; or transfer of the stock to the Second Section of the TSE. Upon deletion of a stock from the Nikkei 225 Index, Nikkei Inc. will select, in accordance with certain criteria established by it, a replacement for the deleted Nikkei 225 Index Stock. In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by Nikkei Inc. to be representative of a market may be added to the Nikkei 225 Index Stocks. As a result, an existing Nikkei 225 Index Stock with low trading volume and not representative of a market will be deleted.

Nikkei Inc. is under no obligation to continue the calculation and dissemination of the Nikkei 225 Index. The notes are not sponsored, endorsed, sold, or promoted by Nikkei Inc. No inference should be drawn from the information contained in this term sheet that Nikkei Inc. makes any representation or warranty, implied or express, to us, any holder of the notes, or any member of the public regarding the advisability of investing in securities generally or in the notes in particular or the ability of the Nikkei 225 Index to track general stock market performance of Japan. Nikkei Inc. has no obligation to take our needs or the needs of any holder of the notes into consideration in determining, composing, or calculating the Nikkei 225 Index. Nikkei Inc. is not responsible for, and has not participated in the determination of the timing of, prices for, or quantities of, the notes to be issued, or in the determination or calculation of the equation by which the notes are to be settled in cash. Nikkei Inc. has no obligation or liability in connection with the administration or marketing of the notes.

Neither we nor any of our affiliates, including the calculation agent, accept any responsibility for the calculation, maintenance, or publication of the Nikkei 225 Index or any successor index. Nikkei Inc. disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Nikkei 225 Index or the manner in which the Nikkei 225 Index is applied in determining the Ending Value or the amount payable on the notes at maturity or upon early redemption.

The TSE is one of the world’s largest securities exchanges in terms of market capitalization. Trading hours for most products listed on the TSE are currently from 9:00 A.M. to 11:00 A.M. and from 12:30 P.M. to 3:00 P.M., Tokyo time, Monday through Friday. Due to the time zone difference, on any normal trading day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the closing level of the Nikkei 225 Index on a trading day will generally be available in the U.S. by the opening of business on the same calendar day.

The Tokyo Stock Exchange

The TSE has adopted certain measures, including daily price floors and ceilings on individual stocks, intended to prevent any extreme short-term price fluctuations resulting from order imbalances. In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling. These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits based on the closing price of the stock on the previous trading day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a “special bid quote” or a “special asked quote” for that stock at a specified higher or lower price level than the stock’s last sale price in order to solicit counter-orders and balance supply and demand for the stock. Prospective investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, including, for example, unusual trading activity in that stock. As a result, changes in the Nikkei 225 Index may be limited by price limitations or special quotes, or by suspension of trading, on individual Nikkei 225 Index Stocks, and these limitations, in turn, may adversely affect the market value of the notes.

The following graph sets forth the historical monthly performance of the Nikkei 225 Index in the period from January 2004 through October 2009. This historical data on the Nikkei 225 Index is not necessarily indicative of the future performance of the Nikkei 225 Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Nikkei 225 Index during any period set forth below is not an indication that the level of the Nikkei 225 Index is more or less likely to increase or decrease at any time over the term of the notes. On November 19, 2009, the closing level of the Nikkei 225 Index was 9,549.47.

Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the Nikkei 225 Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Nikkei 225 Index and financial markets generally exhibiting greater volatility than in earlier periods.

License Agreement

We have entered into an agreement with Nikkei Inc. providing us and any of our affiliated or subsidiary companies identified in that agreement with a non-exclusive license and, in exchange for a fee, with the right to use the Nikkei 225 Index, which is owned by Nikkei Inc. Nikkei Digital Media, Inc., a wholly owned subsidiary of Nikkei Inc., calculates and disseminates the Nikkei 225 Index under an exclusive agreement with Nikkei Inc. Nikkei Inc. and Nikkei Digital Media, Inc. are collectively referred to as the “Nikkei Index Sponsor.”

The license agreement requires that the following language be stated in this term sheet:

The notes are not in any way sponsored, endorsed, or promoted by the Nikkei Index Sponsor. The Nikkei Index Sponsor does not make any warranty or representation whatsoever, express or implied, either as to the results to be obtained as to the use of the Nikkei 225 Index or the figure as to which the Nikkei 225 Index stands on any particular day or otherwise. The Nikkei 225 Index is compiled and calculated solely by the Nikkei Index Sponsor. However, the Nikkei Index Sponsor shall not be liable to any person for any error in the Nikkei 225 Index and the Nikkei Index Sponsor shall not be under any obligation to advise any person, including you or us, of any error therein.

In addition, the Nikkei Index Sponsor gives no assurance regarding any modification or change in any methodology used in calculating the Nikkei 225 Index and is under no obligation to continue the calculation, publication, and dissemination of the Nikkei 225 Index.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

•

You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as a single financial contract with respect to the Composite Index that requires you to pay us at inception an amount equal to the purchase price of the notes and that entitles you to receive at maturity or upon earlier redemption an amount in cash based upon the performance of the Composite Index.

•

Under this characterization and tax treatment of the notes, upon receipt of a cash payment at maturity or upon a sale, exchange, or redemption of the notes prior to maturity, you generally will recognize capital gain or loss. This capital gain or loss generally will be long-term capital gain or loss if you hold the notes for more than one year.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” in product supplement LS-2, which you should carefully review prior to investing in the notes.

General. Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the notes, we intend to treat the notes for all tax purposes as a single financial contract with respect to the Composite Index that requires the investor to pay us at inception an amount equal to the purchase price of the notes and that entitles the investor to receive at maturity or upon earlier redemption an amount in cash based upon the performance of the Composite Index. Under the terms of the notes, we and every investor in the notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the notes as described in the preceding sentence. This discussion assumes that the notes constitute a single financial contract with respect to the Composite Index for U.S. federal income tax purposes. If the notes did not constitute a single financial contract, the tax consequences described below would be materially different. The discussion in this section also assumes that there is a significant possibility of a significant loss of principal on an investment in the notes.

This characterization of the notes is not binding on the Internal Revenue Service (“IRS”) or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in product supplement LS-2. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative characterizations.

Settlement At Maturity or Sale, Exchange, or Redemption Prior to Maturity. Assuming that the notes are properly characterized and treated as single financial contracts with respect to the Composite Index for U.S. federal income tax purposes, upon receipt of a cash payment at maturity or upon a sale, exchange, or redemption of the notes prior to maturity, a U.S. Holder (as defined in product supplement LS-2) generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s basis in the notes. We intend to treat the entire Redemption Amount paid at maturity as your amount realized for purposes of computing gain or loss for U.S. federal income tax purposes. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder holds the notes for more than one year. The deductibility of capital losses is subject to limitations.

Possible Future Tax Law Changes. From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the notes. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the notes. For example, on December 7, 2007, the IRS released Notice 2008-2 (“Notice”) seeking comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the notes. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing, and character of income, gain, or loss in respect of the notes, possibly with retroactive effect. The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Internal Revenue Code of 1986, as amended, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset. We urge you to consult your own tax advisors concerning the impact and the significance of the above considerations. We intend to continue treating the notes for U.S. federal income tax purposes in the manner described herein unless and until such time as we determine, or the IRS or Treasury determines, that some other treatment is more appropriate.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” in product supplement LS-2.

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

You may access the following documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement LS-2 dated April 21, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003392/g18702p6e424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain structured investments (the “Structured Investments”), including the notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection against decreases in the value of the underlying market measure (or increases in the value of the underlying market measure for bearish Structured Investments), while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes, and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments generally do not include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments generally do not include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.